EXHIBIT 99.1

DIMON

DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

NEWS RELEASE   Contact: Ritchie L. Bond
                                                                              (434) 791-6952
June 10, 2004

DIMON Reports Financial Results for Shortened Fiscal Year 2004
Company Provides Fiscal 2005 Guidance

– Company Undertakes Operational Restructuring –

Danville, VA – DIMON Incorporated (NYSE: DMN) today announced a net loss of $32.9 million, or $0.73 per basic share, for its shortened nine-month fiscal year ended March 31, 2004, compared to net income of $14.0 million, or $0.31 per basic share, for the year earlier period. The Company's underlying net loss for the shortened fiscal year, a non-GAAP measure that excludes market valuation adjustments for derivative financial instruments and charges for restructuring and impairment, was $14.1 million, or $0.31 per basic share, compared to underlying net income of $22.0 million, or $0.49 per basic share, on the same basis last year.

DIMON's net loss for the third fiscal quarter ended March 31, 2004, was $35.3 million, or $0.79 per basic share, compared to net income of $2.7 million, or $0.06 per basic share, for the year earlier period. Underlying net loss for the third quarter, which excludes market valuation adjustments for derivative financial instruments and charges for restructuring and impairment, was $11.1 million, or $0.25 per basic share, compared to net income of $2.5 million, or $0.06 per basic share, on the same basis last year.

The excluded market valuation adjustments result from interest rate swaps that must be marked-to-market each quarter, even though they are being held to maturity. In discussing the Company's forecast and actual operating performance, DIMON management consistently excludes these market valuation adjustments because they do not reflect the Company's operating activities, are non-cash in nature, and will reverse in their entirety (gains and losses will offset each other) during the remaining term of the associated interest rate swaps. Management also consistently excludes gains and charges resulting from unusual transactions or events that are not reflective of its underlying operations, and that are not expected to recur.

Restructuring Plan and Charges

In response to the ongoing transition of global sourcing for leaf tobacco, the Company initiated a restructuring plan during the third quarter to adjust its production capacity and organization to current requirements. That plan resulted in a charge of $29.5 million for the quarter, of which $27.8 million was related to non-cash asset impairment, that encompasses the United States, Europe, and Zimbabwe. In the United States, the Company announced the expected closure of its Danville-based production facility at the conclusion of the current year processing season in March 2005. The Company also recognized goodwill impairment in connection with an investment in a U.S.-based non-tobacco business. In Europe, the Company announced the expected disposal of certain non-strategic operations. In Zimbabwe, the Company recognized impairment charges relating to certain non-production assets. The actions in the United States and Europe are expected to result in an additional estimated cash charge of $7 million during fiscal year 2005.

Brian J. Harker, Chairman and Chief Executive Officer, stated, "The decision to implement this restructuring plan, especially the closure of our Danville processing facility, has been a difficult one and we regret the dislocation it will inevitably cause our employees. However, we expect that the out-of-market pricing for U.S. grown tobacco will continue to diminish the volume of tobacco available to process in this country, and that consolidating our U.S. production into a single facility will enable DIMON to continue to compete effectively while serving its customers. In Europe, the expected reduction or elimination of EU subsidies to tobacco growers will make these markets extremely challenging, and we are exiting those that show insufficient growth and profitability opportunities. Finally, although we remain committed to Zimbabwe as a major source of good quality, reasonably priced leaf tobacco, diminished forecast cash flows have impaired the value of certain non-production assets there."

Mr. Harker continued, "From the outset of our shortened fiscal year 2004, we understood that the ongoing transition of global sourcing for leaf tobacco would cause our financial results to be relatively weak. Specifically, we anticipated that fiscal 2004 would be negatively affected by ongoing crop declines in both the U.S. and Zimbabwe, without the offsetting benefits from much larger South American crops. As the year progressed, that situation was aggravated by weather related declines in prior year crops from both Brazil and Malawi. Our financial results also suffered from the effect of the profoundly weak U.S. dollar, which inflated our reported SG&A expenses and pressured gross profits on our largely U.S. dollar denominated global sales. These and other factors brought our underlying financial results to an unsatisfactory level for the period. "

Outlook

Mr. Harker concluded, "Looking forward, the picture is somewhat brighter as DIMON begins to recognize the anticipated benefits from the large South American crops, particularly from Brazil. However, our fiscal year 2005 results will be tempered by the carryover restructuring charges, the continuing effects of the weak U.S. dollar, an extremely competitive operating environment, and production inefficiencies in the diminished U.S. and Zimbabwe origins. Excluding estimated restructuring charges of $7 million and any effects from market valuation adjustments for derivatives, we expect the Company's underlying net income to be between $0.45 and $0.55 per basic share for the fiscal year ending March 31, 2005.

"We are optimistic about the longer-term effects that we anticipate as a result of our restructuring actions. While it is too early at this point to quantify the benefits, we expect that facility consolidation and strategic sourcing discipline will benefit our cost structure. In short, we will continue to focus our management attention and resources on those origins that are growing in market importance, and on delivering outstanding customer service, exercising expense discipline, and maintaining our strong balance sheet."

The timing and magnitude of fluctuations in the market valuation adjustments for derivative financial instruments (interest rate swaps) are driven primarily by often-volatile market expectations for changes in interest rates, and are inherently unpredictable. Because these adjustments are a component of net income prepared in accordance with generally accepted accounting principles, management is unable to provide forward looking earnings guidance on that basis.

Performance Summary

Sales and other operating revenues for the third quarter were $306.9 million, compared to $300.5 million for the year earlier quarter. Increased shipments from Asia and Europe during the current quarter served to offset reduced shipments from Zimbabwe. Shipments from Zimbabwe in the year earlier quarter benefited from carryover volumes delayed in earlier periods. Sales and other operating revenues for the shortened fiscal year ended March 31, 2004 were $835.3 million, compared to $875.6 million for the year earlier period.

Gross profit for the third quarter declined to $30.7 million compared to $40.2 million for the year earlier quarter. In addition to the overall mix of products shipped, the decline in gross profit reflects $4.5 million of lower-of-cost-or-market (LCM) charges recognized against inventories during the quarter. The majority of those charges related to the Company's Italian operations, and resulted primarily from the build-up of Euro-denominated costs compared to U.S. dollar-denominated selling prices. For the shortened fiscal year ended March 31, 2004, gross profit was $103.2 million, compared to $138.5 million for the year earlier period.

Selling, general and administrative (SG&A) expenses for the third quarter were $33.2 million, up $6.4 million or 24% in comparison to the year earlier quarter. The effect of the weaker U.S. dollar was a major contributing factor, as were additional legal and professional, employee benefit and insurance expenses. SG&A expenses for the shortened fiscal year ended March 31, 2004 were $90.3 million, up $12.5 million, or 16% in comparison to the year earlier period.

Interest expense for the third quarter decreased by $0.7 million in comparison to the year earlier quarter despite overall increased borrowing, reflecting the benefits from the Company's May 2003 refinancing transaction. At March 31, 2004, total debt net of cash was $638 million, up $96 million, or 18%, in comparison to March 31, 2003. The increase primarily reflects a larger financing requirement for inventories and advances to suppliers, in part due to record sized Brazilian and Argentine crops. DIMON's uncommitted inventories remain at a comfortable level.

Provision for income taxes for the shortened fiscal year ended March 31, 2004, represented a benefit of 2% compared to an effective rate of 23% for the year earlier period. The current benefit reflects the geographic distribution of global results, including losses, recognized in the shortened nine-month fiscal year, compared to those recognized during the prior twelve-month fiscal year. Effective July 1, 2003, DIMON changed its fiscal year to March 31 from June 30 to better match the financial reporting cycle with the natural global crop cycles for leaf tobacco. Transitioning to the new fiscal year requires DIMON to report one abbreviated fiscal year consisting of the nine-month period from July 1, 2003 to March 31, 2004.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Risks and uncertainties include changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for the Company's tobacco products, and the impact of regulation and litigation on the Company's customers. A further list and description of these risks, uncertainties and other factors can be found in the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 2003 and other filings with the Securities and Exchange Commission.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. For more information on DIMON, visit the Company's website at www.dimon.com.

Condensed Statement of Consolidated Income	Third Quarter March 31		Nine Months March 31	
(Unaudited - 000's Except Per Share Data)	**2004**	**2003**	**2004**	**2003**
	Note 2			
Sales and other operating revenues	$306,907	$300,529	$835,291	$875,614
Cost of goods and services sold	276,154	260,274	732,068	737,153
Gross Profit	30,753	40,255	103,223	138,461
Selling, administrative and general expenses	33,154	26,783	90,327	77,802
Restructuring and asset impairment charges	29,480	-	29,480	-
Operating income (loss)	(31,881)	13,472	(16,584)	60,659
Interest expense	10,393	11,125	32,167	34,268
Interest income	2,422	875	6,397	2,455
Derivative financial instruments (income)/expense	1,142	(194)	(6,522)	10,371
Income tax expense (benefit)	(2,795)	785	(652)	4,249
Equity in net income (loss) of investee companies	(26)	66	(480)	(171)
Minority interests (income)/expense	(2,907)	27	(2,792)	55
Net Income (Loss)	$ (35,318)	$ 2,670	$(32,868)	$ 14,000
Basic Earnings (Loss) Per Share	$(.79)	$.06	$(.73)	$.31
Diluted Earnings (Loss) Per Share	$(.79)	$.06	$(.73)	$.31
Average number of shares outstanding:				
Basic	44,802	44,534	44,723	44,530
Diluted	44,802	45,107	44,723	44,886
Cash dividends per share	$.075	$.075	$.225	$.20

Reconciliation of Net Income Figures Used in Press Release	Third Quarter March 31		Nine Months March 31	
(Unaudited – 000's Except Per Share Data)	**2004**	**2003**	**2004**	**2003**
	Note 2			
GAAP Net Income (Loss)	$(35,318)	$2,670	$(32,868)	$14,000
Reconciling items, net of tax effect:				
Market valuation adjustments for derivatives	1,039	(149)	(4,435)	7,986
Restructuring and asset impairment charges	25,834	-	25,834	-
Minority interest (income) from restructuring and asset impairment charges	(2,610)	-	(2,610)	-
Non-GAAP Underlying Net Income (Loss)	$(11,055)	$2,521	$(14,079)	$21,986
Non-GAAP Underlying Net Income (Loss) per Basic Share	$(.25)	$.06	$(.31)	$.49
GAAP Net Income (Loss) per Basic Share	$(.79)	$.06	$(.73)	$.31

Note 1—Derivative Financial Instruments: Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), "Accounting for Derivative Instruments and Hedging Activities." FAS133 eliminates special hedge accounting if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended March 31, 2004 and 2003, the Company recognized non-cash expense of $1.1 million and non-cash income of $(.2) million, respectively, from the change in the fair value of swap instruments. For the nine months ended March 31, 2004 and 2003, the Company recognized non-cash income of $(6.5) million and non-cash expense of $10.4 million respectively, from the change in the fair value of these derivative financial instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS133, certain swap instruments have and may continue to create volatility in reported earnings.

Note 2 – Restatement of Quarterly Data: - The Company's unaudited consolidated financial statements for the first and second quarters of 2004 have been restated for an error identified in the expense computation and allocation of tobacco and property insurance. The effect on the results of operations are summarized below:

	First Quarter As Restated	Second Quarter As Restated	Third Quarter	Fiscal Year
Nine Months Ended March 31, 2004				
Sales and Other Operating Revenue	$236,490	$291,894	$306,907	$ 835,291
Gross Profit	41,946	30,524	30,753	103,223
Net Income (Loss)	5,469	(3,019)	(35,318)	(32,868)
Per Share of Common Stock:				
Basic Earnings (Loss) (*)	.12	(.07)	(.79)	(.73)
Diluted Earnings (Loss) (*)	.12	(.07)	(.79)	(.73)
Cash Dividends per Share	.075	.075	.075	.225
Market Price - High	7.46	7.60	7.25	7.60
- Low	6.53	6.40	6.28	6.28

(*) Does not add due to rounding.

	Fiscal 2004	
	First Quarter	Second Quarter
Gross Profit:		
As reported	$43,468	$31,467
As restated	41,946	30,524
Net Income (Loss):		
As reported	6,458	(2,406)
As restated	5,469	(3,019)
Per Share of Common Stock:		
Basic Earnings (Loss):		
As reported	0.14	(0.05)
As restated	0.12	(0.07)
Diluted Earnings (Loss):		
As reported	0.14	(0.05)
As restated	0.12	(0.07)

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